Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, NY 10167

July 25, 2023

VIA EDGAR

Attention:	Eiko Yaoita Pyles
Kevin Stertzel
Eranga Dias
Evan Ewing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:  Ares Acquisition Corporation

Amendment No. 3 to Registration Statement on Form S-4

Filed July 3, 2023

File No. 333-269400

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 13, 2023 with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-269400), initially filed with the Commission on July 3, 2023 (the “Registration Statement”).

Concurrent with the submission of this letter, we are submitting Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 4 unless otherwise specified. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4 Filed July 3, 2023

Unaudited Pro forma Condensed Combined Financial Information

Accounting for the Business Combination, page 228

1.	We note your response to prior comment number one. It appears the merger between X-energy and AAC should be accounted for as a reverse recapitalization, with AAC being treated as the "acquired" company for financial reporting purposes. It also appears for accounting purposes, the reverse recapitalization will be the equivalent of X-energy issuing stock for the net assets of AAC, accompanied by a recapitalization, resulting in the business combination being an in-substance capital transaction. It further appears the net assets of AAC should be stated at historical cost with no goodwill or other intangible assets recorded. If you agree, please modify your accounting treatment disclosure to state such or otherwise provide us with a comprehensive VIE analysis supporting your assertion that X-energy is a VIE and AAC is the primary beneficiary.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27, 175, 230 and 237 of Amendment No. 4.

General

2.	Please provide us with any correspondence between Barclays and AAC or X-energy relating to Barclays' resignation.

RESPONSE: In response to the Staff’s comment, the Company has submitted Barclay’s resignation letter via Accellion/Kiteworks secure file transfer. There is no other correspondence related to Barclays’ resignation between Barclays and the Company or X-energy. Additionally, the Company has submitted Morgan Stanley’s resignation letter via Accellion/Kiteworks secure file transfer. There is no other correspondence related to Morgan Stanley’s resignation between Morgan Stanley and the Company or X-energy.

3.	Please provide us with the engagement letter between AAC and Barclays. Please disclose any ongoing obligations of the company pursuant to the engagement letter or underwriting agreement that will survive termination, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

RESPONSE: The Company advises the Staff that there is no engagement letter between Barclays and the Company in connection with the Company’s initial public offering or Business Combination. Additionally, the Company advises the Staff that there is no engagement letter between Morgan Stanley and the Company in connection with the Company’s initial public offering or Business Combination.

The Company does, however, have ongoing obligations to Barclays and Morgan Stanley pursuant to the Underwriting Agreement filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on February 5, 2021, entered into in connection with the Company’s initial public offering. In response to the Staff’s comment, the Company has submitted the Underwriting Agreement via Accellion/Kiteworks secure file transfer, and the Company has revised disclosure on pages 21 and 22 of Amendment No. 4 to describe its ongoing obligations pursuant to the Underwriting Agreement that will survive Barclays’ and Morgan Stanley’s resignations.

4.	Please provide us with a letter from Barclays stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Barclays and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Barclays does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 32 of Amendment No. 4. As noted in the revised disclosure, the Company advises that Barclays and Morgan Stanley have declined to provide such letters.

5.	Please revise your disclosure to caution investors that they should not place any reliance on the fact that Barclays has been previously involved with the transaction and/or the SPAC.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 4.

6.	We understand that Barclays has waived the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with Barclays. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxx, 21, 32 and 263 of Amendment No. 4.

7.	Please describe what relationship existed between Barclays and AAC after the close of the IPO, including any financial or merger-related advisory services conducted by Barclays. For example, clarify whether Barclays had any role in the identification or evaluation of business combination targets.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20, 21, 22, 32 and 144 of Amendment No. 4.

8.	We note your disclosure that "Barclays did not specify any reasons for its refusal to act in any capacity in connection with the Business Combination or the waiver of its entitlement to the deferred underwriting fees." If there was no dialogue and you did not seek out the reasons why Barclays was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Barclays has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages xxx, 22, 32 and 263 of Amendment No. 4.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355.

Very truly yours,

ARES ACQUISITION CORPORATION

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Secretary

Enclosures

cc:           Philippa Bond, P.C.

Monica Shilling, P.C.

H. Thomas Felix

Dov Kogen

Kirkland & Ellis LLP

Paul F. Sheridan

Nicholas P. Luongo

John J. Slater

Latham & Watkins LLP